STATEMENT ATTACHED TO FORM 4
FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
BY HENKEL KGaA
67 HENKELSTRASSE
40191 DUSSELDORF
GERMANY


September 22, 2005



ITEM 6.  Relationship of Reporting Person to Company


     Henkel KGaA ("Henkel") is the beneficial owner of more than 10 percent of the outstanding common stock of Ecolab Inc. ("Ecolab"). Under an amended and restated agreement dated as of November 30, 2001, between Ecolab and Henkel, Ecolab agreed to take all necessary actions to have such number of designees of Henkel nominated to Ecolab's Board of Directors so that Henkel has representation on the Board of Directors proportionate with its stock ownership. Pursuant to this agreement, Ulrich Lehner, Stefan Hamelmann and Kasper Rorsted currently serve on the Board of Directors of Ecolab.